Term Sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 191-A-I dated May 26, 2010

Term Sheet to
Product Supplement No. 191-A-I
Registration Statement No. 333-155535
Dated May 26, 2010; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Capped Market Plus Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen due June 13, 2011

General

- The notes are designed for investors who seek to participate in the appreciation of the U.S. dollar relative to the Japanese yen from and including the pricing date to and including the Observation Date and who anticipate that the Daily Spot Rate will not be less than the Starting Spot Rate by 10% or more on any currency business day during the Monitoring Period. Investors should be willing to forgo interest payments and, if the Daily Spot Rate is less than the Starting Spot Rate by 10% or more on any currency business day during the Monitoring Period, be willing to lose some or all of their principal. If the Daily Spot Rate is not less than the Starting Spot Rate by 10% or more on any currency business day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 2.00% and (b) the Reference Currency Return, subject to the Maximum Return of at least 9.09%* at maturity.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 13, 2011†
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about May 28, 2010 and are expected to settle on or about June 3, 2010.

Key Terms

Reference Currency: U.S. dollar

Base Currency: Japanese yen

Payment at Maturity: ***If a Knock-Out Event has occurred***, you will receive a cash payment at maturity that will reflect the performance of the Reference Currency relative to the Base Currency, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Reference Currency Return), subject to the Maximum Return

In no event, however, will the payment at maturity be less than $0.

If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate.

If a Knock-Out Event has* not *occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Currency relative to the Base Currency, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Reference Currency Return, subject to the Maximum Return. For additional clarification, please see "What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?" in this term sheet.

Maximum Return: At least 9.09%. For example, if the Reference Currency Return is greater than or equal to 9.09%, you will receive the Maximum Return of 9.09%*, which entitles you to a maximum payment at maturity of $1,090.90* for every $1,000 principal amount note that you hold.

* The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 9.09% and $1,090.90 per $1,000 principal amount note, respectively.

Contingent Minimum Return: 2.00%, subject to the credit risk of JPMorgan Chase & Co.

Knock-Out Event: A Knock-Out Event occurs if, on any currency business day during the Monitoring Period, the Daily Spot Rate is less than the Starting Spot Rate by a percentage equal to or greater than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount: 10%

Monitoring Period: The period from and including the pricing date to and including the Observation Date

Reference Currency Return:

$$\frac{\text{Ending Spot Rate} - \text{Starting Spot Rate}}{\text{Ending Spot Rate}}$$

Starting Spot Rate: The Starting Spot Rate is expressed in terms of a number of Japanese yen per U.S. dollar as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account either the rates displayed on Reuters page WMRSPOT12 at the same approximate time that the Daily Spot Rate on any date is to be determined as specified under "Additional Key Terms — Daily Spot Rate" in this term sheet or such exchange rates determined by reference to certain intra-day trades. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates that might affect the value of your notes. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-4 of this term sheet.

Ending Spot Rate: The Daily Spot Rate on the Observation Date

Observation Date: June 8, 2011†

Maturity Date: June 13, 2011†

CUSIP: 48124ASF5

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of Valuation Dates or Initial Averaging Dates" in the accompanying product supplement no. 191-A-I

Investing in the Capped Market Plus Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 191-A-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-22 of the accompanying product supplement no. 191-A-I.

(2) Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 26, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 191-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 191-A-I dated May 26, 2010. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 191-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 191-A-I dated May 26, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002159/e38898-424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **DAILY SPOT RATE** — The Daily Spot Rate on a given date is expressed as a number of Japanese yen per U.S. dollar and is equal to the applicable rate reported by Reuters Group PLC ("Reuters") on Reuters page WMRSPOT12 (or any substitute page) at approximately 4:00 p.m., Greenwich Mean Time, on such date.

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York, and the principal financial center for the Reference Currency (which is Tokyo, Japan) and (b) banking institutions in The City of New York and such principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency relative to the Base Currency?

The following table illustrates the hypothetical return at maturity on the notes. The "return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Starting Spot Rate of 90 and a Maximum Return of 9.09% and reflect the Contingent Minimum Return of 2.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	[Ending Spot Rate – Starting Spot Rate] / Starting Spot Rate	Reference Currency Return	Return on the Notes	
			Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
162.00	80.00%	44.44%	9.09%	9.09%
148.50	65.00%	39.39%	9.09%	9.09%
135.00	50.00%	33.33%	9.09%	9.09%
126.00	40.00%	28.57%	9.09%	9.09%
117.00	30.00%	23.08%	9.09%	9.09%
108.00	20.00%	16.67%	9.09%	9.09%
103.50	15.00%	13.04%	9.09%	9.09%
99.00	10.00%	9.09%	9.09%	9.09%
96.75	7.50%	6.98%	6.98%	6.98%
94.50	5.00%	4.76%	4.76%	4.76%
92.25	2.50%	2.44%	2.44%	2.44%
91.80	2.00%	1.96%	2.00%	1.96%
90.90	1.00%	0.99%	2.00%	0.99%
90.00	**0.00%**	**0.00%**	**2.00%**	**0.00%**
85.50	-5.00%	-5.26%	2.00%	-5.26%
81.90	-9.00%	-9.89%	2.00%	-9.89%
81.00	-10.00%	-11.11%	N/A	-11.11%
76.50	-15.00%	-17.65%	N/A	-17.65%
72.00	-20.00%	-25.00%	N/A	-25.00%
67.50	-25.00%	-33.33%	N/A	-33.33%
63.00	-30.00%	-42.86%	N/A	-42.86%
54.00	-40.00%	-66.67%	N/A	-66.67%
45.00	-50.00%	-100.00%	N/A	-100.00%
36.00	-60.00%	-150.00%	N/A	-100.00%[3]
27.00	-70.00%	-233.33%	N/A	-100.00%[3]
18.00	-80.00%	-400.00%	N/A	-100.00%[3]
9.00	-90.00%	-900.00%	N/A	-100.00%[3]

(1) The Daily Spot Rate is not less than the Starting Spot Rate by 10% or more on any currency business day during the Monitoring Period.
(2) The Daily Spot Rate is less than the Starting Spot Rate by 10% or more on any currency business day during the Monitoring Period.
(3) The payment at maturity will not be less than $0.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the Daily Spot Rate increases from the Starting Spot Rate of 90 to an Ending Spot Rate of 91.80. Because a Knock-Out Event has not occurred and the Reference Currency Return of 1.96% is less than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,020 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the Daily Spot Rate decreases from the Starting Spot Rate of 90 to an Ending Spot Rate of 85.50. Because a Knock-Out Event has not occurred and the Reference Currency Return of -5.26% is less than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,020 per $1,000 principal amount note.

JPMorgan Structured Investments —
Capped Market Plus Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen

TS-2

Example 3: A Knock-Out Event has not occurred, and the Daily Spot Rate increases from the Starting Spot Rate of 90 to an Ending Spot Rate of 96.75. Because a Knock-Out Event has not occurred and the Reference Currency Return of 6.98% is greater than the Contingent Minimum Return of 2.00% but less than the Maximum Return of 9.09%, the investor receives a payment at maturity of $1,069.80 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 6.98\%) = \$1,069.80$$

Example 4: A Knock-Out Event has not occurred, and the Daily Spot Rate increases from the Starting Spot Rate of 90 to an Ending Spot Rate of 126. Because the Reference Currency Return of 28.57% is greater than the Maximum Return of 9.09%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,090.90 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: A Knock-Out Event has occurred, and the Daily Spot Rate decreases from the Starting Spot Rate of 90 to an Ending Spot Rate of 76.50. Because a Knock-Out Event has occurred and the Reference Currency Return is -17.65%, the investor receives a payment at maturity of $823.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{-}17.65\%) = \$823.50$$

Example 6: A Knock-Out Event has occurred, and the Daily Spot Rate increases from the Starting Spot Rate of 90 to an Ending Spot Rate of 91.80. Because a Knock-Out Event has occurred and the Reference Currency Return is 1.96%, the investor receives a payment at maturity of $1,019.60 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 1.96\%) = \$1,019.60$$

Example 7: A Knock-Out Event has occurred, and the Daily Spot Rate increases from the Starting Spot Rate of 90 to an Ending Spot Rate of 126. Because the Reference Currency Return of 28.57% is greater than the Maximum Return of 9.09%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,090.90 per $1,000 principal amount note, the maximum payment on the notes.

Example 8: A Knock-Out Event has occurred, and the Daily Spot Rate decreases from the Starting Spot Rate of 90 to an Ending Spot Rate of 18. Although the Reference Currency Return is -400%, because a Knock-Out Event has occurred and because the payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Index at maturity. *If a Knock-Out Event has not occurred,* in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 2.00% on the notes, or a minimum payment at maturity of $1,020 for every $1,000 principal amount note, subject to the Maximum Return of at least 9.09% and the credit risk of JPMorgan Chase & Co. **Even if a Knock-Out Event has occurred, if the Ending Spot Rate is greater than the Starting Spot Rate, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Reference Currency Return, subject to the Maximum Return of at least 9.09%. The maximum payment at maturity is at least $1,090.90 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred.** The payment at maturity will not be less than zero. The actual Maximum Return will be set on the pricing date and will not be less than 9.09%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO THE U.S. DOLLAR VERSUS THE JAPANESE YEN** — The return on the notes is linked to the performance of U.S. dollar, which we refer to as the Reference Currency, relative to the Japanese yen, which we refer to as the Base Currency, and will enable you to participate in potential increases in the value of the Reference Currency, relative to the Base Currency, during the term of the notes, subject to the Maximum Return of at least 9.09%. The actual Maximum Return will be set on the pricing date and will not be less than 9.09%.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 191-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a "Section 988 Election"). It is likely that the notes qualify for a Section 988 Election. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. You must make the Section 988 Election with respect to a note by (a) clearly identifying the transaction on your books and records, on the date the transaction is entered into, as being subject to this election and either (b) filing the relevant statement verifying this election with your U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency or any contracts related to the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 191-A-I dated May 26, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the U.S. dollar relative to the Japanese yen and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Currency Return is positive or negative. If the Daily Spot Rate is less than the Starting Spot Rate by the Knock-Out Buffer Amount of 10% or more on any currency business day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 10% will terminate. Under these circumstances, you could lose some or all of your principal.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 2.00% MAY TERMINATE ON ANY CURRENCY BUSINESS DAY DURING THE MONITORING PERIOD** — If the Daily Spot Rate on any currency business day during the Monitoring Period is less than the Starting Spot Rate by the Knock-Out Buffer Amount of 10% or more, you will not be entitled to receive the Contingent Minimum Return of 2.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the value of the Reference Currency relative to the Base Currency.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Spot Rate is greater than the Starting Spot Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the value of the Reference Currency relative to the Base Currency, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 9.09%.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE BASE CURRENCY** — The Reference Currency Return relative to the Base Currency, which is used to determine the Reference Currency Return, is calculated by dividing the difference between the Ending Spot Rate and the Starting Spot Rate by the Ending Spot Rate, rather than dividing that difference by the Starting Spot Rate under the linear method for determining a currency return. Under this calculation method, the denominator of the fraction will always be smaller if the Reference Currency depreciates relative to Base Currency and greater if the Reference Currency appreciates relative to the Base Currency, as compared to the denominator that would have been used under the linear method. As a result, any Reference Currency appreciation relative to the Base Currency will be diminished, while any Reference Currency depreciation relative to the Base Currency will be magnified. For example, assuming the Starting Spot Rate of the Reference Currency relative to the Base Currency is 1.0, if the Reference Currency appreciates relative to the Base Currency by 10% such that the Ending Spot Rate is 1.1, the Reference Currency Return will only be 9.09%; conversely, if the Reference Currency depreciates relative to the Base Currency by 10% such that the Ending Spot Rate is 0.9, the Reference Currency Return will be -11.11%. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the calculation agent determines that the Starting Spot Rate exceeds that reflected in the publicly available information, the Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Reference Currency or the Base Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and Japan, and economic and political developments in other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the United States and Japan, and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in the United States and Japan.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States and Japan, and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currency and the Base Currency, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **EVEN THOUGH THE REFERENCE CURRENCY AND BASE CURRENCY TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currency and Base Currency are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Ending Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event, or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 191-A-I for further information on what constitutes a market disruption event.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE EXCHANGE RATE BETWEEN THE REFERENCE CURRENCY AND BASE CURRENCY ARE VOLATILE** — The likelihood of the Daily Spot Rate being less than the Starting Spot Rate by the Knock-Out Buffer Amount of 10% or more on any currency business day during the Monitoring Period, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the exchange rate between the Reference Currency and Base Currency — the frequency and magnitude of changes in the exchange rate between the Reference Currency and Base Currency. The exchange rate between the Reference Currency and Base Currency has in the past experienced significant volatility.

- **YOUR PROTECTION MAY TERMINATE ON ANY CURRENCY BUSINESS DAY DURING THE MONITORING PERIOD** — If the Daily Spot Rate on any currency business day during the Monitoring Period is less than the Starting Spot Rate by the Knock-Out Buffer Amount of 10% or more, you will at maturity be fully exposed to any depreciation in the Reference Currency relative to the Base Currency. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Spot Rate is less than the Starting Spot Rate, you will lose more than 1% of the principal amount of your investment for every 1% that the Ending Spot Rate is less than the Starting Spot Rate. You will be subject to this potential loss of principal even if the Daily Spot Rate subsequently increases such that the Daily Spot Rate is less than the Starting Spot Rate by less than the Knock-Out Buffer Amount of 10%, or is equal to or greater than the Starting Spot Rate. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currency relative to the Base Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Daily Spot Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Currency and the Base Currency;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred;
    - interest and yield rates in the market generally as well as in the United States and Japan;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese yen;
    - suspension or disruption of market trading in the Reference Currency or the Base Currency;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph shows the historical weekly performance of the Reference Currency relative to Base Currency expressed in terms of the conventional market quotation (the amount of the Japanese yen that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 7, 2005 through May 21, 2010. The exchange rate of the U.S. dollar at approximately 11:00 a.m., New York City time, on May 25, 2010 was 90.23 relative to the Japanese yen.

The exchange rates displayed in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Daily Spot Rate on any currency business day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Reference Currency relative to the Base Currency will result in the return of any of your initial investment.



The Daily Spot Rate of the U.S. dollar relative to the Japanese yen on May 25, 2010 was 89.69, calculated in the manner set forth under "Additional Key Terms — Daily Spot Rate" on page TS-1 of this term sheet.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $25.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-33 of the accompanying product supplement no. 191-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $25.00 per $1,000 principal amount note.